FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July 2007

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

Business House F, Level 2
RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ, DEPOT CODE: 045

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements, in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K: ________

The Royal Bank of Scotland Group plc                      16 July 2007

RBS's Acquisition of ABN AMRO Businesses

Following the ruling of the Dutch Supreme Court regarding the sale of LaSalle,
RBS, Fortis and Santander have today announced revised terms for their proposed offer for ABN AMRO as set out in the Banks' Press Release.

RBS's announcement of 29 May 2007 set out the rationale for its participation in the proposed offer to acquire ABN AMRO.  That announcement remains unchanged except in relation to LaSalle.

RBS intends to continue with the acquisition of the Global Wholesale Businesses and International Retail Businesses of ABN AMRO ("the ABN AMRO Businesses").
Instead of acquiring LaSalle, RBS will acquire cash from the sale of LaSalle and, in the absence of LaSalle, the synergies anticipated in North America have been revised.

The consideration for the ABN AMRO Businesses net of the sale of LaSalle will be
€16 billion, of which €5 billion will be financed by equity.

RBS believes that this transaction will provide enhanced growth prospects and attractive financial returns.  As a result of the transaction, RBS expects to deliver cost savings amounting to €1,237 million (or €1,319 million, including its share of central cost savings) and net revenue benefits amounting to €481 million, by the end of 2010.

On RBS's forecasts for business growth and transaction benefits, the internal rate of return on the acquisition of the ABN AMRO Businesses will be 15.5%
post-tax, well above the Group's hurdle rate of 12% post-tax.  The acquisition is expected to deliver a post-tax return on investment(1) of 13.2% in 2010, and to increase Group adjusted earnings per share(2) by 2.0% in 2009 and by 7.0% in
2010.

Sir Fred Goodwin, Group Chief Executive, said:

"The acquisition of the ABN AMRO Businesses remains compelling from a financial point of view, as evidenced by the fact that it produces essentially the same earnings enhancement for the Group, despite the smaller size of the transaction.
From a strategic perspective, whilst we would have preferred to acquire
LaSalle as well, the businesses we are acquiring open up many new markets and growth opportunities, enabling us to significantly accelerate our strategic development."

(1) Return on investment defined as profit after tax plus post-tax transaction benefits over consideration plus post-tax integration costs

(2) Adjusted for purchased intangibles amortisation and integration costs

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Investor, Analyst and Press Information

The following conference calls will be hosted today 16 July 2007 by Sir Fred
Goodwin, RBS Group Chief Executive:

ANALYSTS AND INSTITUTIONAL INVESTORS - 9.00am (BST), 10.00am (CET)

-        Dial-in details:

-          UK Toll:                                   +44 207 138 0811

-          UK Toll free:                              0800 028 7847

-          US Toll:                                   +1 718 354 1193

-          US Toll free:                              1888 893 9532

-        Replay details:

-          UK Toll:                                   +44 20 7806 1970

-          UK Toll Free:                              0800 559 3271

-          US Toll:                                   +1 718 354 1112

-          US Toll Free:                              1866 883 4489

-          Passcode:                                  6246521

NEWSWIRES - 7.30am (BST), 8.30am (CET)

-        Dial-in details:

-          UK Toll:                                  +44 207 138 0811

-          UK Toll free:                             0800 028 7847

-          US Toll:                                  +1 718 354 1193

-          US Toll free:                             1888 893 9532

-          Spain Toll:                               +34 914 533 434

-          Spain Toll free:                          800 099 465

-          Netherlands Toll:                         +31 20 713 2789

-          Netherlands Toll free:                    0800 026 0068

MEDIA - 11.00am (BST), 12.00pm (CET)

-        Dial-in details:

-          UK Toll:                                  +44 207 138 0811

-          UK Toll free:                             0800 028 7847

-          US Toll:                                  +1 718 354 1193

-          US Toll free:                             1888 893 9532

-          Spain Toll:                               +34 914 533 434

-          Spain Toll free:                          800 099 465

-          Netherlands Toll:                         +31 20 713 2789

-          Netherlands Toll free:                    0800 026 0068

-        Replay details:

-          UK Toll:                                  +44 20 7806 1970

-          UK Toll Free:                             0800 559 3271

-          US Toll:                                  +1 718 354 1112

-          US Toll Free:                             1866 883 4489

-          Passcode:                                 6043979

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Important Information

In connection with the proposed Offer, RBS expects to file with the SEC a
Registration Statement on Form F-4, which will constitute a prospectus, and the
Banks expect to file with the SEC a Tender Offer Statement on Schedule TO and other relevant materials. INVESTORS ARE URGED TO READ ANY DOCUMENTS REGARDING
THE PROPOSED OFFER IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN
IMPORTANT INFORMATION. Investors will be able to obtain a copy of such documents, without charge, at the SEC's website (http://www.sec.gov) once such documents are filed with the SEC. Copies of such documents may also be obtained from RBS and the other Banks, without charge, once they are filed with the SEC.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This press release is not an offer of securities for sale into the
United States. No offering of securities shall be made in the United States except pursuant to registration under the US Securities Act of 1933, as amended, or an exemption therefrom.

Forward-Looking Statements

This announcement includes certain "forward-looking statements". These statements are based on the current expectations of RBS and are naturally subject to uncertainty and changes in certain circumstances. Forward-looking statements include any statements related to the benefits or synergies resulting from a transaction with ABN AMRO and, without limitation, statements typically containing words such as "intends", "expects", "anticipates", "targets",
"plans", "estimates" and words of similar import. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements.
These factors include, but are not limited to, the presence of a competitive offer for ABN AMRO, satisfaction of any pre-conditions or conditions to the proposed Offer, including the receipt of required regulatory and anti-trust approvals, the successful completion of the Offer or any subsequent compulsory acquisition procedure, the anticipated benefits of the proposed Offer (including anticipated synergies) not being realized, the separation and integration of ABN
AMRO and its assets and the integration of such businesses and assets by RBS being materially delayed or more costly or difficult than expected, as well as additional factors, such as changes in economic conditions, changes in the regulatory environment, fluctuations in interest and exchange rates, the outcome of litigation and government actions. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements. RBS does not undertake any obligation to update publicly or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

Merrill Lynch International, which is authorised and regulated in the United
Kingdom by the Financial Services Authority, is acting as financial adviser to
Fortis, RBS and Santander and as underwriter for Fortis, RBS and Santander, and is acting for no one else in connection with the proposed Offer, and will not be responsible to anyone other than Fortis, RBS and Santander for providing the protections afforded to customers of Merrill Lynch International nor for providing advice to any other person in relation to the proposed Offer.

The Royal Bank of Scotland plc, which is authorised and regulated in the United
Kingdom by the FSA, is also acting as financial adviser to RBS and is acting for no one else in connection with the proposed Offer, and will not be responsible to anyone other than RBS for providing the protections afforded to customers of
The Royal Bank of Scotland plc nor for providing advice to any other person in relation to the proposed Offer.

Any Offer made in or into the United States will only be made by the Banks and/
or RFS Holdings directly or by a dealer-manager that is registered with the SEC.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:16 July 2007

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ H Campbell

Name: Title:	H Campbell Head of Group Secretariat